MILLAR WESTERN FOREST PRODUCTS LTD.

INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007

(unaudited)

MILLAR WESTERN FOREST PRODUCTS LTD.

BALANCE SHEETS

	September 30,	December 31,
	2007	2006
	(unaudited)	(unaudited)

	(in thousands of Canadian dollars)

ASSETS

Current assets
Cash	$34,935	$64,959
Accounts receivable	27,874	30,465
Inventories (note 2)	74,073	74,990
Prepaid expenses	14,147	8,380
Income taxes recoverable	4,991	-
Future income taxes	977	1,177
	156,997	179,971
Property, plant and equipment	152,526	146,330
Other assets	79,164	74,726
	$388,687	$401,027

LIABILITIES AND SHAREHOLDER’S EQUITY

Current liabilities
Accounts payable and accrued liabilities	44,713	45,000
Income taxes payable	-	4,870
Current portion of long-term debt (note 3)	617	474
	45,330	50,344

Long-term debt (note 3)	206,115	236,296
Other obligations	4,218	4,557
Future income taxes	24,841	20,799
	$280,504	$311,996

Shareholder’s equity
Share capital	-	-
Retained earnings	108,183	89,031
	$388,687	$401,027

MILLAR WESTERN FOREST PRODUCTS LTD.

STATEMENTS OF EARNINGS

(unaudited)

	Three Months Ended			Nine Months Ended
	September 30			September 30
	2007	2006		2007	2006

	(in thousands of Canadian dollars)

Revenue	$79,840		$76,476	$244,371		$240,520

Cost of products sold	55,701		46,102	167,519		155,691
Freight and other distribution costs	13,379		12,171	45,600		40,954
Lumber export taxes	1,422		-	4,246		-
Countervailing and anti-dumping duties	-		1,278	-		4,184
Depreciation and amortization	5,138		4,924	15,433		13,815
General and administration	3,127		3,279	9,828		9,983
Operating earnings	1,073		8,722	1,745		15,893
Financing expenses - net (note 4)	(4,009)		(4,509)	(12,616)		(13,183)
Unrealized exchange gain on long-term debt	13,414		133	32,414		10,260
Other income (expense) (note 5)	(2,749)		1,263	(3,049)		30,870
Earnings before income taxes	7,729		5,609	18,494		43,840
Income tax expense	(113)		1,686	(658)		7,376
Net earnings	$7,842	S	3,923	$19,152	S	36,464

STATEMENTS OF RETAINED EARNINGS

FOR THE NINE MONTHS ENDED SEPTEMBER 30

(unaudited)

	2007	2006

	(in thousands of Canadian dollars)

Retained earnings – beginning of period	$89,031		$44,405
Net earnings	19,152		36,464
Retained earnings – end of period	$108,183	S	80,869

MILLAR WESTERN FOREST PRODUCTS LTD.

STATEMENTS OF CASH FLOWS

(unaudited)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2007	2006	2007		2006

	(in thousands of Canadian dollars)

Cash provided from (used in)
Operating activities
Net earnings	$7,842	$3,923		$19,152	$36,464
Items not affecting cash:
Future income tax expense	987	1,686		4,242	7,376
Reforestation expense	1,068	1,464		4,910	4,424
Depreciation and amortization	5,138	4,924		15,433	13,815
Fair value adjustment of loan	-	-		(2,354)	-
Amortization of deferred financing charges	170	170		509	509
Unrealized foreign exchange (gain) on
long-term debt	(13,414)	(133)		(32,414)	(10,260)
Gain on sale of power purchase rights	-	-		-	(32,666)
Other	2,641	55		2,561	165
	4,432	12,089		12,039	19,827
Reforestation expenditures	(4,874)	(3,068)		(7,473)	(5,192)
	(442)	9,021		4,566	14,635

Changes in non-cash components of working capital
Accounts receivable	6,587	4,059		2,590	4,988
Inventories	5,902	5,920		977	(4,984)
Prepaid expenses	972	741		(4,186)	1,575
Accounts payable and accrued liabilities	10,913	439		(286)	(15,801)
Income taxes	(1,191)	-		(9,861)	-
	23,183	11,159		(10,766)	(14,222)
	22,741	20,180		(6,200)	413
Investing activities
Business acquisition (note 7)	(21,810)	-		(21,810)	-
Additions to property, plant and equipment	(2,308)	(2,493)		(6,542)	(10,057)
Proceeds on disposal of property, plant and
equipment	125	217		261	227
(Increase) decrease in other assets	(432)	-		(463)	25
	(24,425)	(2,276)		(28,554)	(9,805)
Financing activity
Advances of long-term debt	-	-		5,080	-
Increase in other obligations	-	400		-	400
Long-term debt repayments	(120)	(107)		(350)	(177)
	(120)	293		4,730	223

Increase (decrease) in cash	(1,804)	18,197		(30,024)	(9,169)
Cash - beginning of period	36,739	16,293		64,959	43,659

Cash - end of period	$34,935	$34,490	S	34,935	$34,490

Supplemental cash flow information

Interest paid	$430	$443		$9,499	$8,702

Income taxes paid	$-	$-		$5,081	$-

MILLAR WESTERN FOREST PRODUCTS LTD.

SEGMENTED INFORMATION

(unaudited)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2007	2006	2007	2006

	(in thousands of Canadian dollars)

Product segment

Lumber
Revenue	$34,143	$28,308	$91,121	$96,484
Cost of products sold	31,634	22,609	83,482	75,296
Freight and other distribution costs	2,627	2,646	8,205	9,274
Lumber export taxes	1,422	-	4,246	-
Depreciation and amortization	2,150	1,893	6,392	5,881
Countervailing and anti-dumping duties	-	1,278	-	4,184
Operating earnings	$(3,690)	$(118)	$(11,204)	$1,849

Pulp
Revenue	$45,621	$46,586	$151,246	$139,116
Cost of products sold	24,025	23,493	83,950	80,395
Freight and other distribution costs	10,752	9,525	37,395	31,680
Depreciation and amortization	2,513	2,543	7,619	6,504
Operating earnings	$8,331	$11,025	$22,282	$20,537

Corporate and other
Revenue	$76	$1,582	$2,004	$4,920
Cost of products sold	$42	$-	$87	$-
General and administration	3,127	3,279	9,828	9,983
Depreciation and amortization	475	488	1,422	1,430
Operating loss	$(3,568)	$(2,185)	$(9,333)	$(6,493)

Total
Revenue	$79,840	$76,476	$244,371	$240,520
Cost of products sold and administration	58,828	49,381	177,347	165,674
Freight and other distribution costs	13,379	12,171	45,600	40,954
Lumber export taxes	1,422	-	4,246	-
Depreciation and amortization	5,138	4,924	15,433	13,815
Countervailing and anti-dumping duties	-	1,278	-	4,184
Operating earnings	$1,073	$8,722	$1,745	$15,893

Shipments by business segment

Lumber (millions of board feet)	107.2	79.0	295.3	257.4

Pulp (thousands of tonnes)	72.7	75.2	236.7	238.5

	September 30,	December 31,
	2007	2006

Identifiable assets
Lumber	$172,103	$149,601
Pulp	163,119	172,486
Corporate and other	53,465	78,940
	$388,687	$401,027

MILLAR WESTERN FOREST PRODUCTS LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007

(unaudited)

1.	BASIS OF PRESENTATION

The accompanying unaudited interim financial statements have been prepared by the Company, following the same accounting policies and methods as those disclosed in the audited financial statements for the year ended December 31, 2006. Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in Canada have been omitted. In the opinion of management, all adjustments, which are of a normal and recurring nature, necessary for a fair presentation of the balance sheet, results of operations, and cash flows of these interim periods have been included.

2.	INVENTORIES

	September 30,	December 31,
	2007	2006

Logs	$22,672	$23,122
Pulp	21,520	25,969
Lumber	15,716	14,113
Operating and maintenance supplies	14,165	11,786
	$74,073	$74,990

3.	LONG-TERM DEBT

	September 30,	December 31,
	2007	2006

Unsecured senior notes – US $190,000	$189,012	$221,426
Power purchase rights loan #1	14,994	15,344
Power purchase rights loan #2	2,276	-
	$206,732	$236,770
less: Current portion	617	474
	$206,115	$236,296

In 2003, the Company issued US$190 million of unsecured senior notes due November 15, 2013 that bear interest at a rate of 7.75%, payable semi-annually on May 15 and November 15 of each year. The notes are unsecured obligations of the Company and rank equally and rateably with all existing and future unsecured indebtedness of the Company.  The indenture governing the unsecured senior notes contains restrictions on the ability of the Company to incur additional indebtedness, pay dividends or distributions, make investments. issue or repurchase share capital, create liens, or engage in sale and leaseback transactions, mergers, consolidations and sales of assets and transactions with affiliates.

In 2006, the Company borrowed $15.6 million to acquire additional power purchase rights (power purchase rights loan #1). The loan is repayable in equal monthly payments of $183 thousand, including principal and interest, from May 31, 2006 to December 31, 2020. Interest is accrued on the loan at an effective annual rate of 12%.

MILLAR WESTERN FOREST PRODUCTS LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007

(unaudited)

3.	LONG-TERM DEBT – continued

In 2007, the Company borrowed a further $5.1 million in connection with the power purchase rights transactions that took place in 2006 (power purchase rights loan #2). The loan is non-interest bearing and is repayable in equal annual payments of $367 thousand from February 23, 2008 to December 31, 2020. The loan has been recorded at fair value using an effective annual interest rate of 9.75% resulting in a reduction in the carrying value of the debt from $5.1 million to $2.7 million. The fair value adjustment of $2.4 million is included in other income.

Security for both power purchase rights loans consists of a first charge on the additional interest acquired and an obligation to provide a letter of credit to the lender if the net present value of the power purchase rights falls below the amount of the loans outstanding, plus a predetermined amount. As at September 30, 2007, a letter of credit was not required.

4.	FINANCING EXPENSES

	Three months ended		Nine months ended
	September 30		September 30
	2007	2006	2007	2006

Interest on long term debt	$4,028	$4,530	$13,009	$12,839
Other interest and bank charges	187	233	604	691
Amortization of deferred financing costs	170	170	509	509
Interest income	(376)	(424)	(1,506)	(856)
	$4,009	$4,509	$12,616	$13,183

5.	OTHER INCOME (EXPENSE)

	Three months ended		Nine months ended
	September 30		September 30
	2007	2006	2007	2006

Gain (loss) on sale of property, plant and
Equipment	$(125)	$661	$(135)	$715
Other exchange gain (loss)	(2,624)	602	(5,268)	(723)
Gain on sale of Power Purchase Rights	-	-	-	32,666
Provision for loss on Meadow Lake receivable	-	-	-	(1,788)
Fair value adjustment of power purchase rights loan #2 (note 3)	-	-	2,354	-
	$(2,749)	$1,263	$(3,049)	$30,870

6.	FINANCIAL INSTRUMENTS

Foreign Currency Risk

The Company realizes approximately 75% of its revenue in U.S. dollars. In order to reduce foreign currency risk, the Company issued long-term debt in U.S. dollars and enters into forward exchange contracts to sell U.S. dollars. The Company does not hold or issue foreign currency financial contracts for trading purposes. Realized gains or losses on expired contracts are included in revenue in the same period as the foreign currency denominated revenue is recorded. Contracts outstanding at the end of the period are recorded at fair value and any unrealized gains or losses are included in other income (expense). At September 30, 2007, the Company had outstanding forward contracts of US$14.4 million and recorded an unrealized gain of $l million on these contracts.

Commodity Price Risk

From time to time, the Company enters into forward contracts for both lumber and pulp to reduce commodity price risk. The Company does not enter into such agreements for speculative trading purposes. These contracts are generally settled financially but may, at the Company's discretion, be settled by physical delivery of the finished product. Realized gains or losses on the contracts are included in revenue at time of settlement or delivery. Contracts outstanding at the end of the period are recorded at fair value and any unrealized gains or losses are included in other income (expenses). At September 30, 2007. the Company had outstanding forward contracts of US$8.5 million and recorded an unrealized loss of $827 thousand on these contracts.

MILLAR WESTERN FOREST PRODUCTS LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007

(unaudited)

7.	BUSINESS ACQUISITION

On July 31, 2007, the Company purchased the net operating assets of Mostowich Lumber Ltd., a privately owned company located in Fox Creek, Alberta for cash consideration of $21.8 million. The assets purchased include log inventory, buildings, lumber manufacturing equipment, mobile equipment and coniferous timber quotas. The results of the Fox Creek operations have been included in the consolidated financial statements since that date.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

July 31,
2007

Log inventory	$2,762
Property, plant and equipment	11,567
Other assets	8,264
Total assets acquired	$22,593

Reforestation obligation	(783)
Net assets acquired	$21,810

The $8.3 million of acquired other assets was assigned to timber quotas that are subject to amortization.

8.	CONTINGENCY

Surge Export Tax

The Softwood Lumber Agreement (SLA) currently in force includes a surge mechanism that increases the export tax by 50% when the monthly volume of exports from a region that has chosen Option A under the agreement exceeds a certain trigger volume. According to the Canadian government's calculation, in which the surge trigger volume is based on estimated U.S. lumber consumption over the previous 12-month period, the Alberta region was not in a surge position for any month in 2007. The U.S. Coalition for Fair Lumber Imports has alleged that the surge trigger should be calculated on the basis of actual U.S. consumption on a 12-month rolling average, not on estimated consumption.

Canada maintains that the SLA is clear on the use of estimated consumption, and that the Coalition's interpretation is incorrect. In accordance with the terms of the SLA, the U.S. has requested binding arbitration and the issue is now before the London Court of International Trade. The court's hearings are scheduled for December 2007, with a decision expected during the first quarter of 2008. Under the SLA, this decision cannot be appealed. Although Canada is committed to defending its position, it is possible the decision will not be in our favour. In such a case, the additional cumulative export tax liability for Millar Western as of September 30, 2007 would be approximately $1.9 million.

MILLAR WESTERN FOREST PRODUCTS LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007

(unaudited)

9.	RECENT ACCOUNTING PRONOUNCEMENTS ISSUED AND NOT YET ADOPTED

New Canadian Institute of Chartered Accountants (CICA) accounting standards will be effective for the Company on January 1, 2008. The Company is currently evaluating the impact of adopting the new standards, which are as follows:

Section 1530, Comprehensive Income

This Section describes how to report and disclose comprehensive income and its components. Comprehensive income is the change in a corporation's net assets that results from transactions, events or circumstances from sources other than the corporation's shareholders. It includes items that would not normally be included in net earnings, such as:

- changes in the currency translation adjustment relating to self-sustaining foreign operations;

- unrealized gains or losses on available-for-sale investments.

Section 3251, Equity

The CICA also made changes to Handbook Section 3250, Surplus, and reissued it as Section 3251, Equity. The changes in how to report and disclose equity and changes in equity are consistent with the new requirements of Section 1530, Comprehensive Income. Adopting these Sections will require the Company to start reporting the following items in the financial statements:

- comprehensive income and its components;

- accumulated other comprehensive income and its components.

Section 1535, Capital Disclosures

This standard establishes new disclosure requirements concerning capital, such as: qualitative information about the Company's objectives, policies and processes for managing capital; quantitative data about what it regards as capital; whether it has complied with any externally imposed capital requirements and, if not, the consequences of such non-compliance.

MILLAR WESTERN FOREST PRODUCTS LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007

(unaudited)

9.	RECENT ACCOUNTING PRONOUNCEMENTS ISSUED AND NOT YET ADOPTED - continued

Section 3031: Inventories

This standard introduces changes to the measurement and disclosure of inventory. The measurement changes include the elimination of the last in first out method, the requirement to measure inventories at the lower of cost and net realizable value, the allocation of overhead based on normal capacity, the use of the specific cost method for inventories that are not ordinarily interchangeable or goods and services produced for specific purposes, the requirement for an entity to use a consistent cost formula for inventory of a similar nature and use, and the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories.

Section 3855: Financial Instruments - Recognition and Measurement

This Section describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. This section requires that:

i) all financial assets be measured at fair value, with some exceptions such as loans and investments that are classified as held-to-maturity;

ii) all financial liabilities be measured at fair value if they are derivatives or classified as held for trading purposes. Other financial liabilities are measured at their carrying value; and

iii) all derivative financial instruments be measured at fair value, even when they are part of a hedging relationship.

Section 3862: Financial Instruments - Disclosures and Section 3863: Financial Instruments - Presentation

These new standards revise and enhance disclosure requirements for financial instruments, and carry forward unchanged the presentation requirements.

Section 3865: Hedges

This Section requires that, in a fair-value hedge, hedging  derivatives must be carried at fair value, with changes in fair value recognized in the consolidated statement of earnings. The changes in the fair value of the hedged items attributable to the hedged risk must also be recorded in consolidated earnings by way of a corresponding adjustment of the carrying amount of the hedged items recognized in the consolidated balance sheet. In a cash flow hedge, the changes in fair value of derivative financial instruments must be recorded in other comprehensive income. These amounts are reclassified in the consolidated statement of earnings in the periods in which results must be affected by the cash flows of the hedged item. Similarly, any hedge ineffectiveness must be recorded in the consolidated statement of earnings in income from treasury and financial market operations.